C. Thomas Hopkins	VIA EDGAR AND FEDEX
T: + 1 310 883 6417
thopkins@cooley.com

October 8, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Amanda Ravitz

Tom Jones

Geoff Kruczek

David Burton

Lynn Dicker

Re:                        Sientra, Inc.
Registration Statement on Form S-1
Filed September 19, 2014
File No. 333-198837

Dear Ms. Ravitz:

Further to discussions with the staff (the “Staff”) of the Securities and Exchange Commission, on behalf of our client, Sientra, Inc. (the “Company”), we are submitting this letter on a supplemental basis to preview certain disclosure that the Company intends to include in a pre-effective amendment to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The Company advises the Staff that the Company intends to include the following disclosure regarding its preliminary estimates of financial results for the three and nine months ended September 30, 2014 and 2013 in the “Prospectus Summary” section of the Registration Statement under the heading “Recent Developments”:

Our financial results for the three and nine months ended September 30, 2014 are not yet finalized.  However, the following information reflects our preliminary expectations with respect to such results based on information currently available to management.

•                              We expect to report that our net sales for the three months ended September 30, 2014 will be between approximately $10.3 million and $10.6 million, representing an increase of 29% to 33%, as compared to approximately $8.0 million for the three months ended September 30, 2013.  Additionally, we expect to report that our net sales for the nine months ended September 30, 2014 will be between approximately $32.3 million and $32.6 million, representing an increase of 24% to 26%, as compared to approximately $25.9 million for the nine months ended September 30, 2013. These estimated increases in our net sales from the same periods in the prior year are primarily driven by sales of our Breast Products in the United States resulting from increased commercialization activities, including the expansion of our sales organization, increased marketing activities and greater familiarity with our products and customer service offerings by Plastic Surgeons. As of September 30, 2014, our sales organization included 42 employees, as compared to 36 employees as of September 30, 2013.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 8, 2014

•                              We expect to report that our cost of goods sold for the three months ended September 30, 2014 will be between approximately $2.8 million and $3.0 million, as compared to approximately $2.0 million for the three months ended September 30, 2013.  Additionally, we expect to report that our cost of goods sold for the nine months ended September 30, 2014 will be between approximately $8.3 million and $8.5 million, as compared to approximately $6.4 million for the nine months ended September 30, 2013. These estimated increases in our cost of goods sold from the same periods in the prior year are primarily due to an increase in sales volume.  Our gross margin for the three and nine months ended September 30, 2014 is expected to decrease, as compared to the same periods in the prior year, primarily due to manufacturing price increases, targeted pricing programs and an increase in overhead related to warehouse operations.

•                              We expect to report that our operating expenses for the three months ended September 30, 2014 will be between approximately $8.5 million and $8.8 million, as compared to approximately $12.2 million for the three months ended September 30, 2013.  Additionally, we expect to report that our operating expenses for the nine months ended September 30, 2014 will be between approximately $27.7 million and $28.0 million, as compared to approximately $35.0 million for the nine months ended September 30, 2013. These estimated decreases in our operating expenses from the same periods in the prior year are primarily due to a decrease in expenses related to the Mentor litigation and the Grader Street arbitration, partially offset by an increase in employee related expense for the sales department, an increase in marketing costs and expenses related to the federal excise tax and accounting costs.

•                              We expect to report that other (expense) income, net for the three months ended September 30, 2014 will be approximately ($0.7) million, as compared to approximately ($0.3) million for the three months ended September 30, 2013.  Additionally, we expect to report that other (expense) income, net for the nine months ended September 30, 2014 will be approximately $0.7 million, as compared to approximately ($0.7) million for the nine months ended September 30, 2013.  Other (expense) income, net for the three months ended September 30, 2014 is primarily associated with interest expense on our term loans. Other (expense) income, net for the nine months ended September 30, 2014 is primarily associated with income from recovery of costs associated with the Mentor litigation of approximately $2.4 million, partially offset by interest expense on our terms loans of approximately $1.5 million. Other (expense) income, net for the three and nine months ended September 30, 2013 was primarily associated with interest expense on our term loans.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 8, 2014

These preliminary estimates are the responsibility of management, reflect management’s estimates based solely upon information available to it as of the date of this prospectus and are not a comprehensive statement of our financial results for the three and nine months ended September 30, 2014 and 2013.  In addition,  our independent registered public accounting firm, KPMG LLP, has not audited, reviewed or performed any procedures with respect to these preliminary financial estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto.  We expect to complete our unaudited financial statements for the quarter ended September 30, 2014 subsequent to the completion of this offering.  It is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to the financial information set forth above and those changes could be material.

The ranges for the preliminary estimated financial results described above constitute forward-looking statements. Actual results may vary materially from the information contained in these forward-looking statements based on a number of factors, including those discussed under the heading “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Accordingly, you should not place undue reliance upon this preliminary information. The preliminary information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

In addition, the Company intends to include the following disclosure pursuant to Item 304 of Regulation S-K with respect to the change in its independent accountants within the two most recent fiscal years in a new section of the Registration Statement under the heading “Change in Independent Accountants”:

PricewaterhouseCoopers LLP, or PwC, was previously our independent auditors since 2007.  On December 13, 2013, we dismissed PwC and KPMG LLP was engaged as our independent auditors.  The decision to change our independent auditors was approved by our board of directors.

During the years ended December 31, 2011 and 2012 and the subsequent interim period through December 13, 2013, there were no (1) disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements if not resolved to PwC’s satisfaction would have caused them to make reference thereto in their reports on the financial statements for such years, or (2) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except as described below.  PwC did not issue any audit reports for the years ended December 31, 2012 and 2013.

During October 2013, PwC notified us that it was in disagreement with our revenue recognition policies relating to the timing of revenue recognition given our terms and conditions and practices regarding returns.    The subject matter of this disagreement was not discussed between our board of directors and PwC prior to PwC’s dismissal. We authorized PwC to respond fully to the inquiries of KPMG LLP concerning the subject matter of this disagreement.  We requested PwC to provide us with a letter addressed to the SEC stating whether or not PwC agrees with the above disclosures. A copy of PwC’s letter, dated October __, 2014, is attached as Exhibit 16.1 to the registration statement on Form S-1 of which this prospectus is a part.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 8, 2014

KPMG LLP audited our financial statements for the years ended December 31, 2012 and 2013 and the audit reports of KPMG LLP for such years did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the two fiscal years ended December 31, 2012 and through the subsequent interim period prior to KPMG LLP becoming the Company’s independent auditors, the Company did not consult with KPMG LLP on either (1) the application of accounting principles to a specified transaction, either completed or proposed, (2) the type of audit opinion that may be rendered on the Company’s financial statements; or (3) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event.   We are unable to quantify the impact of the matters subject to the disagreement and cannot state what the effect on our financial statements would have been as an evaluation of such matters was not completed prior to the dismissal of our former independent auditors.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of the above disclosure as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding this letter to me at (310) 883-6417.

Sincerely,

COOLEY LLP

/s/ C. Thomas Hopkins

C. Thomas Hopkins, Esq.

cc:       Hani Zeini, Sientra, Inc.

Matthew Pigeon, Sientra, Inc.

Joel Smith, Esq., Sientra, Inc.

Charles J. Bair, Esq., Cooley LLP

Shayne Kennedy, Esq., Latham & Watkins LLP

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM